Exhibit 99-1

The investment adviser to Templeton Global Income Fund (the "Fund") is Franklin Advisers, Inc. ("FAV"). FAV is a wholly-owned subsidiary of Franklin Resources, Inc. ("FRI"). Charles B. Johnson and the Johnson Family Trust may be deemed to beneficially own the Securities for purposes of Rule 13d-3, and accordingly for purposes of section 16(a), under the Securities Exchange Act of 1934, as amended
  (the "Act"), in Charles B. Johnson's capacity as Executive Consultant to FRI and Trustee of the Johnson Family Trust.

FRI is filing this report for itself and its affiliates, except as set forth herein. Beneficial ownership by FRI and its affiliates is being reported herein in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by each of FRI's affiliates whose ownership of securities is disaggregated from that of FRI in accordance with the 1998 Release ("FRI Disaggregated Affiliates")
  are exercised independently from FRI and from all other investment management subsidiaries of FRI (FRI, its affiliates and the investment management subsidiaries of FRI other than FRI Disaggregated Affiliates are collectively, "FRI Aggregated Affiliates"). Furthermore, internal policies and procedures of, on the one hand, FRI Disaggregated Affiliates, and, on the other hand, FRI, establish informational barriers that prevent the flow among, on the one hand, FRI Disaggregated Affiliates (including preventing the flow between such entities), and, on the other hand, the FRI Aggregated Affiliates, of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FRI Disaggregated Affiliates report the securities over which they hold investment and voting power separately from the FRI Aggregated Affiliates for purposes of Section 13 of the Act.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. The Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by FRI. The Principal Shareholders disclaim any pecuniary interest in any such securities. In addition, the filing of this report on behalf of the Principal Shareholders should not be construed as an admission that either of them is, and each disclaims that he is, the beneficial owner, as defined in Rule
  13d-3, of any of the Securities, except as set forth above.

FRI, its affiliates and the Principal Shareholders believe that they are not a group within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of any securities held by any of them or by any persons or entities for whom or for which a FRI affiliate provides investment management services.